What If Someone Reinvented The Wheel?
What Would It Look Like?



Zack Fleishman · 2nd in

COO and Co-Founder at SharkWheel.com (Non-Circular Wheel)

Lake Forest, California · 500+ connections · **Contact info**

 Shark Wheel

UCLA **UCLA**

Experience



Chief Operating Officer
Shark Wheel
Apr 2012 – Present · 7 yrs 8 mos
Los Angeles

Chief Operating Officer at Shark Wheel.
Contact Zack@SharkWheel.com with any inquires.

The Shark Wheel is a revolutionary design based on the scientific discoveries of its inventor, David Patrick. It is the only high friction, low friction wheel in the world today. The Shark Wheel demonstrates low friction properties on hard surfaces. It seamlessly rolls on any everyday surface and feels no different than a circular wheel. On soft surfaces such as sand or gravel however, the Shark Wheel transforms into a high friction wheel digging a contact pa ...**see more**

▭ Shark Wheel:
Automating Shipping...

COO
4sphere - Wind Turbine
Oct 2011 – Dec 2016 · 5 yrs 3 mos

Novel water turbine design.
1. Energy Recovery Systems
2. Water Desalination   ...**see more**

President
Z Management - Tennis Company
Jan 2001 – Jun 2013 · 12 yrs 6 mos
Los Angeles, CA

Southern California tennis company that offers private lessons, clinics, camps, etc.

Professional Tennis Player
ATP Tour, Inc.
Jan 2000 – Aug 2011 · 11 yrs 8 mos
Global

I trained every day since I was 12 years old to be a world class tennis player. I traveled internationally for over a decade reaching a career high of #11 in the United States and #127 in the world.

Education

UCLA

Skills & Endorsements

Marketing · 53

Endorsed by **Dan MacFarlane and 1 other who is highly skilled at this**

Endorsed by **3 of Zack's colleagues at Shark Wheel**

Event Management · 52

Endorsed by **Dusan Vemic, who is highly skilled at this**

Endorsed by **4 of Zack's colleagues at ATP Tour, Inc.**

Entrepreneurship · 49

Endorsed by **Michael Napoliello and 1 other who is highly skilled at this**

Endorsed by **4 of Zack's colleagues at ATP Tour, Inc.**

Show more ⌄

Recommendations

Received (1)   Given (1)

Steven Maizes

Vice President of Mortgage Lending at Guaranteed Rate - NMLS ID #250590

March 8, 2019, Zack worked with Steven in the same group

Zack Is an amazing businessman. Very detail oriented and also a wide vision. Relentless and inexhaustible work energy. Along with David Patrick, he is the reason Shark wheels is spectacular company

